Walter J. Galvin Senior Executive Vice President and Chief Financial Officer Emerson 8000 West Florissant Ave. P.O. Box 4100 St. Louis, MO 63136-8506 T (314) 553 1738 F (314) 553 1213

January 15, 2009

Via Federal Express

Jay Mumford, Esq.

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Emerson Electric Co. Form 10-K for Fiscal Year Ended September 30, 2008 Filed November 25, 2008 File 001-00278

Dear Mr. Mumford:

We are responding to your comment letter dated December 31, 2008 relating to the above document filed by Emerson Electric Co. (the “Company”).

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Item 11, Executive Compensation, page 19

Definitive Proxy Statement on Schedule 14A, filed December 12, 2008

Competitive Market Pay Information and Philosophy, page 17

1.

We note page 17 of your proxy statement indicates your compensation committee reviews compensation data from other companies. In your future filings, please identify each company in your peer groups as requested by Item 402(b)(2)(xiv) of Regulation S-K.

Jay Mumford, Esq.

United States Securities and Exchange Commission

January 15, 2009

Response

The Company has not viewed its Compensation Committee’s use of compensation survey data from companies in three separate categories as “benchmarking” pursuant to Item 402(b)(2)(xiv). This data is a subset of the total mix of information the Committee reviews, and is not a precise standard of measurement, in whole or in part, which the Committee uses to set pay. In addition, the Company has believed that the number of categories used, and the number of companies in each category, made the identities of those companies immaterial. However, in future filings, we will identify each company in the categories the Committee uses for competitive pay analyses.

2.

We note your disclosure on page 9 of your proxy statement regarding compensation consultants. However, your disclosure on the top of page 17 states that the compensation committee reviews survey results from Hewitt Associates, Inc. which was not identified as a consultant on page 9. In future filings, as appropriate, please clarify the role of each consultant as requested by Item 407(e)(3)(iii) of Regulation S-K.

Response

We do not consider Hewitt Associates, Inc. to be a compensation consultant to the Compensation Committee under Item 407(e)(3)(iii). The Committee merely uses Hewitt compensation survey results that are generally available to all parties who subscribe to receive them. Hewitt is not retained by the Committee or the Company to assist in determining or recommending the amount or form of executive compensation, and has no communications or contact with the Committee. We will continue to identify and describe the roles of all compensation consultants in future filings.

Annual Bonus, page 19

3.

We note that you have not provided a quantitative discussion of the performance measures such as the “company’s financial performance” and the “original forecasted financial plan” to be achieved for your executive officers to earn their discretionary annual bonuses. In future filings please provide such disclosure or alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Jay Mumford, Esq.

United States Securities and Exchange Commission

January 15, 2009

Response

As disclosed in the Company’s Proxy Statement, the Compensation Committee exercises its discretion after the end of each fiscal year to consider the individual and Company performance factors it deems relevant and appropriate in that year for setting these bonuses. For 2008, the “Company’s financial performance” and its “original forecasted financial plan” were among the factors the Committee considered after year-end. None of those factors was used for, or communicated to the named executive officers as, a performance target for their annual bonuses.

However, to preserve deductibility of annual bonus payments to the named executive officers pursuant to Section 162(m) of the Internal Revenue Code and the Company’s shareholder-approved Annual Incentive Plan, the Committee annually establishes a “162(m) performance objective” which determines the maximum amount of bonuses that could be paid to the named executive officers upon achievement of that objective. The 162(m) performance objective is selected by the Committee from among the performance objectives specified in the Annual Incentive Plan. In future filings, we will disclose the 162(m) performance objective and the maximum amount of the bonuses that could be paid to the named executive officers for the applicable fiscal year pursuant to Section 162(m).

Summary Compensation Table, page 26

4.

Please tell us how you have determined that the 2007 and 2008 bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in footnote 1 to the table and your disclosure on page 19 under “Annual Bonus.” Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our web site. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption “Bonus” (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Response

Please see our response to Comment 3 above. The performance factors considered by the Compensation Committee in setting the annual bonuses paid to our named executive officers are neither pre-established nor communicated to the named executive officers. Further, the 162(m) performance objective is not communicated to the named executive officers. For these reasons, we believe they are correctly reported in the “Bonus” column of the Summary Compensation Table. In support of this conclusion, we referred to the last sentence of Section II.C.1.f of the Commission’s Final Rule on Executive Compensation and Related Person Disclosure.

Jay Mumford, Esq.

United States Securities and Exchange Commission

January 15, 2009

Exhibits 31.1 and 31.2

5.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response

The Company had interpreted the form of certification in Rule 13a-14(a) as requiring both the name and title of the certifying person at the beginning of the certification. In future filings, we will revise the beginning of the certification so as not to include the individual’s title.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have questions regarding any of the items addressed in this letter, please contact me at (314) 553-1738 or, in my absence, our General Counsel, Frank Steeves, at (314) 553-2830.

Emerson Electric Co.

/s/ Walter J. Galvin
Walter J. Galvin
Senior Executive Vice President and
Chief Financial Officer

cc:	Frank L. Steeves, Senior Vice President, Secretary and General Counsel
Timothy G. Westman, Vice President, Associate General Counsel and Assistant Secretary